UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2026

Flavia Pease
Chief Financial Officer, Executive Vice President
INSULET CORP
100 Nagog Park
Acton, Massachusetts 01720

Re: INSULET CORP
Form 10-K for Fiscal Year Ended December 31, 2025
Filed February 18, 2026
File No. 001-33462

Dear Flavia Pease:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2025

Note 3. Segment and Geographic Data, page 53

1. Please expand your disclosures to explain how the CODM uses consolidated operating income and net income in assessing each segment's performance and deciding how to allocate resources. Refer to the guidance in ASC 280-10-50-29(f) along with the example in ASC 280-10-55-47(bb).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tracey Houser at 202-551-3736 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services